FREE WRITING PROSPECTUS

Final Term Sheet dated November 2, 2021

Free Writing Prospectus

Filed pursuant to Rule 433
Dated November 2, 2021
Relating to
Preliminary Prospectus Supplement dated November 2, 2021 to

Prospectus dated April 8, 2019

Registration Statement Nos. 333-230764 and
333-230764-01

Final Term Sheet

2.900% Senior Notes due 2033

Issuer:	Corporate Office Properties, L.P.

Guarantor:	Corporate Office Properties Trust

Format:	SEC Registered

Expected Ratings (Moody’s/S&P/Fitch):*	Baa3 / BBB- / BBB-

Principal Amount:	$400,000,000

Title of Securities:	2.900% Senior Notes due 2033

Trade Date:	November 2, 2021

Original Issue Date (Settlement Date):	November 17, 2021 (T+10)

Maturity Date:	December 1, 2033

Interest Payment Dates:	Semi-annually in arrears on each June 1 and December 1, commencing June 1, 2022

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Price/Yield:	97-10 / 1.547%

Spread to Benchmark Treasury:	T +140 basis points

Yield to Maturity:	2.947%

Coupon (Interest Rate):	2.900% per annum

Public Offering Price:	99.526% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to September 1, 2033, T+25 basis points

Par Call:	On or after September 1, 2033

CUSIP / ISIN:	22003B AP1 / US22003BAP13

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
PNC Capital Markets LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Regions Securities LLC
TD Securities (USA) LLC

Co-Managers:	Capital One Securities, Inc.
KeyBanc Capital Markets Inc.
M&T Securities, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement, dated November 2, 2021, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; or PNC Capital Markets LLC toll-free at 1-855-881-0697.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.